U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                           FORM 12b-25


     NOTIFICATION OF LATE FILING       SEC File Number: 001-15469

                                       CUSIP Number: 883671-50-5



[X] Form 10-K  [ ] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q  [ ] Form 10-QSB   [ ] Form N-SAR


          For Period Ended:   December 31, 1999

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:  Not Applicable


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Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.


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If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:  Not
Applicable


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
PART I--REGISTRANT INFORMATION
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Full name of Registrant:

     ThermoView Industries, Inc.

Former Name if Applicable:

     N/A

Address of Principal Executive Office (Street and Number):

     1101 Herr Lane

City, State and Zip Code:

     Louisville, Kentucky  40222
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PART II--RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

 X   (a)  The reasons described in reasonable detail in Part III
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of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report,
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transition report on Form 10-K, Form 20-F, Form 11-K or Form
N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

N/A (c)  The accountant's statement or other exhibit required by
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Rule 12b-25(c) has been attached if applicable.
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
PART III--NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K,
20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See EXHIBIT A attached hereto and incorporated herein by reference.
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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     James J. TerBeest         502             412-5600
     -----------------         ---             --------
         (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  ThermoView Industries, Inc.
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          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 29, 2000          By: /s/ Stephan A. Hoffmann
      -------------------         ------------------------------
                                  Stephen A. Hoffmann
                                  Chairman of the Board and
                                   Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registration shall be filed with the form.
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                            ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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
                            EXHIBIT A

The Company is renegotiating certain of its debt covenants with its primary lender. Also, the Company is completing negotiations to satisfy its obligations under certain earn out provisions with previous owners of the Company's subsidiaries. The outcome of these negotiations will impact the classification of these obligations in the Company's consolidated balance sheet as of December 31, 1999. The Company requires additional time to complete these negotiations. The Company plans to file its Annual Report on Form 10-K by the extended due date of April 14, 2000.